Exhibit 4.19

DESCRIPTION OF SHARE CAPITAL

General

Quotient Limited was originally formed as a private limited liability, no par value company named QBDG (Newco) Limited, on January 18, 2012 under the Companies (Jersey) Law 1991 (referred to below, as amended, as the "Jersey Companies Law") with the registered number 109886. The company changed its name to Quotient Biodiagnostics Holdings Limited on January 27, 2012, and changed its name to Quotient Limited on May 10, 2013. On April 3, 2014, the company's status was changed to a public limited liability no par value company. The registered office of Quotient Limited is at 28 Esplanade, St Helier, JE2 3QA, Jersey, Channel Islands and its principal executive office is at B1, Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland.

Authorized and Issued Share Capital

Quotient Limited is a no par value company, meaning that our shares do not have any nominal or par value.  Our constitutional documents permit us to issue an unlimited number of shares.

The issued share capital of our company as of May 28, 2021 was 101,527,304 fully paid ordinary shares of nil par value and 666,665 fully paid 7% cumulative redeemable preference shares of nil par value.

Ordinary Shares

Our ordinary shares have no preemptive rights or other rights to subscribe for additional ordinary shares, no rights of redemption, conversion or exchange and no sinking fund rights.  In the event of liquidation, dissolution or winding-up, the holders of our ordinary shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any issued and outstanding preference shares, if applicable.  Holders of our ordinary shares are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors.

Preference Shares

Subject to limitations contained in our Memorandum and Articles of Association and in any Statement of Rights filed at the Companies Registry in Jersey in respect of the Company and any limitations prescribed by applicable law, our Board of Directors is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by our shareholders.

Existing Preference Shares

7% Cumulative Redeemable Preference Shares

On January 30, 2015, we issued in a private placement 666,665 7% cumulative redeemable preference shares, which we refer to below as the preference shares, at a price of $22.50 per share, for an aggregate subscription price of approximately $15 million.  The material terms and provisions of the preference shares, as set forth in the Statement of Rights in relation to Preference Shares in the capital of the Company, or the Statement of Rights, are summarized below.  The following description is subject to, and qualified in its entirety by, the Statement of Rights, which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended March 31, 2021.  You should review a copy of the Statement of Rights for a complete description of the terms and conditions applicable to the  preference shares.

Each preference share has a right to a cumulative preferential dividend of 7% per annum of the subscription price paid for that preference share on and from the date of issue of such preference share to (but excluding) the date of redemption of such preference share, or the Preferential Dividend.  The Preferential Dividend accrues quarterly and is payable in connection with the redemption of the preference shares.  We have the right (but are under no obligation) to make payments from time to time of some or all of the then accrued but unpaid Preferential Dividend balance, and will not declare or pay dividends or make any other distributions of income or profits to the holders of our ordinary shares for so long as any accrued Preferential Dividend remains accrued but unpaid.

The holders of the preference shares have the right to require us to redeem the preference shares after four years, or the Holder Redemption Trigger Date, subject to our right to extend the Holder Redemption Trigger Date in one year increments up to a maximum of ten (10) years from the issue date.  In January 2020, we issued a notice to extend the Holder Redemption Trigger Date until January 2022.  We have the right to redeem all or some of the preference shares at any time.  The preference shares are subject to automatic redemption upon a Change of Control of our company as defined in the Statement of Rights.  On the redemption of the preference shares, we will first pay the amount of the accrued Preferential Dividend and then the redemption price per preference share, which is equal to the subscription price paid therefor.

On a winding-up or liquidation of our company, the preference shares will rank pari passu with our ordinary shares with respect to the repayment of amounts paid up thereon.  Immediately prior to a winding-up or liquidation of our company, all accrued and unpaid Preferential Dividends in respect of the preference shares will be capitalized into new preference shares on the basis of one (1) new preference share for each whole $22.50 of Preferential Dividend accrued.

The holders of the preference shares are subject to certain transfer restrictions and also have certain other rights described in the Statement of Rights.

Memorandum and Articles of Association

Public limited companies formed under the laws of Jersey, Channel Islands are governed in general by two organizational documents, a Memorandum of Association and Articles of Association.  The Memorandum of Association sets forth the basic constitutional details of the company and its authorized share capital.  The Articles of Association set forth other general corporate matters, including the rights of shareholders and provisions concerning shareholder and director meetings and directors' terms and fees.  The full text of both our Memorandum of Association and Articles of Association are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31, 2021.

Quotient Memorandum of Association

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its Memorandum or Articles of Association.  Accordingly, we are able to operate in any markets and to provide any services which are legally permissible and that the directors deem appropriate.  Our Memorandum of Association permits us to issue an unlimited number of shares and warrants.

Quotient Articles of Association

Voting rights

Each shareholder (other than a holder of preference shares) is entitled to one vote on a show of hands and to one vote per share held by such shareholder on a poll.  There is no cumulative voting of shares.

Shareholders are ineligible to vote (unless our board determines otherwise) if any call or other sum presently payable by the shareholder to us in connection with such shares remains unpaid.

No holder of a preference shares is entitled to vote (either in person or by proxy and whether by ballot or on a show of hands) at any general meeting of the Company or be counted in determining the total number of votes which may be cast at any such meeting, or required for the purposes of an ordinary resolution or special resolution of any members or any class of members, or for the purposes of any other consent required under our Articles of Association, except that the holders of preference shares are entitled to receive notice of, attend and vote at any meeting of the holders of preference shares as a class, where each holder of a preference share is entitled to vote one vote per share on a poll.

Transfer of Shares

Shareholders may transfer certificated shares through a customary share transfer form and the presentation of the applicable physical share certificate.  Any of our shares purchased on Nasdaq represent only beneficial interests in the underlying aggregate certificated share position held by DTC.  Transfers in "street name" through the DTC system are legally considered a transfer of the beneficial interest and are to be conducted in accordance with Nasdaq and DTC procedures.

Beneficial holders in "street name" may request at any time that actual ordinary shares in certificated form be registered in their name, which would therefore accord them full rights as legal shareholders under Jersey law.  A beneficial holder's broker may obtain on such holder's behalf shares in certificated form through Continental Stock Transfer & Trust Company, our transfer agent.  However, the conversion from a beneficial interest in securities legally owned by Cede & Co., the nominee used by DTC, as holder of legal title to the securities to actual securities, and vice versa, may require both time and the payment of processing fees to our transfer agent in addition to fees that may be levied by a beneficial holder's brokerage firm.

Our Board of Directors in its discretion may suspend the registration of transfers of shares for periods not exceeding thirty (30) days in any year.  Our Board of Directors may also decline to register transfers of shares:

•	that are not fully paid; and
•	upon which we have a lien.

If our Board of Directors declines to register a transfer of shares, we must notify the transferee within two (2) months thereafter.

Dividends and Other Distributions

In order to be able to declare any dividends, our directors must issue a statutory solvency statement to the effect that, immediately following the date on which the dividends are proposed to be paid, the company will be able to discharge its liabilities as they fall due and, having regard to the prospects of the company and to the intentions of the directors with respect to the management of the company's business and the amount and character of the financial resources that will in the view of the directors be available to the company, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the twelve (12) months immediately following the date on which the dividend is proposed to be paid (or until the company is dissolved on a solvent basis, if earlier).

Dividends (other than a preferential dividend) must be apportioned and paid pro rata according to the amounts paid on shares, unless otherwise specified in the rights attached to a specific class or classes of shares.  Dividends (other than a preferential dividend) do not accrue interest and may, if unclaimed, be invested by our Board of Directors on our behalf until claimed.  Any dividend unclaimed after a period of twelve (12) years from the date of declaration of such dividend or the date on which such dividend became due for payment is forfeited and becomes our property.

Our Articles of Association provide that our Board of Directors may offer our shareholders the right to receive in lieu of any cash dividend (or part thereof) that we declare on our ordinary shares, such number of our ordinary shares that are (or nearly as possible) equivalent in value to the cash dividend, based on the market price of such shares determined in accordance with our Articles of Association.

The terms of our preference shares provide that, other than the Preferential Dividend, no holder of preference shares has any right to participate in any distribution made by the Company, whether of income, profits or otherwise.

Winding Up

If we are wound up (whether the liquidation is voluntary, under supervision, or by the courts of Jersey) the liquidator (or the board, where no liquidator is appointed) may, with the authority of a special resolution of our shareholders, divide among our shareholders part or all of our assets, or transfer any part of our assets to a trustee for the benefit of our shareholders.

Changes in Capital and Allotment of Securities

We may, by special resolution of our shareholders, alter our Memorandum of Association to increase or reduce the number of shares that we are authorized to issue, to consolidate all or any of our shares (whether issued or not) into fewer shares or to divide all or any of our shares (whether issued or not) into more shares, in each case in compliance with the Jersey Companies Law.

Subject to the provisions of the Jersey Companies Law, our board has the discretion to issue authorized but unissued shares.

Variation of Class Rights

The rights attaching to any class of shares may only be altered by written consent of holders of not less than two-thirds (2/3) in number of the issued shares of that class, or by special resolution of the relevant class passed at a class shareholder meeting by the holders of not less than two-thirds (2/3) in number of the issued shares of that class being voted in person or by proxy at such meeting.

Change in Control

There are no provisions in our Articles of Association which would have an effect of delaying, deferring or preventing a change in our control.

General Meetings

An annual general meeting and any other shareholders' meeting (whether convened for the passing of an ordinary or a special resolution of our shareholders) shall be called by at least fourteen (14) clear days' notice given to our shareholders, directors and our auditors.

Borrowing Powers

Our Board of Directors has the full authority to authorize our entry into agreements to borrow money, to grant security over our assets and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Directors

We may, by resolution of our shareholders, vary the minimum or maximum number of directors (subject to a minimum of two (2) directors).  Currently the minimum number of directors is two (2) and there is no maximum number of directors.  We currently have eight (8) members on our Board of Directors.

Shareholders are only able to appoint a person as a director at a shareholder meeting if (i) the relevant person has been recommended by our board or is a serving director who is retiring at that shareholder meeting; or (ii) if a shareholder (other than the person proposed as a director) who is entitled to attend and vote at that shareholder meeting has submitted written notice to us of their intention to nominate the relevant person during the period from (and including) the date that is one hundred twenty (120) days before, to and including the date that is ninety (90) days before, the first anniversary of the last annual general meeting of the Company meeting, along with a notice from the relevant person confirming their willingness to be appointed.

Directors are required to disclose any conflicts of interest with respect to any contract or proposed contract or any other arrangement or proposed arrangement with us.

Other Jersey Law Considerations

Purchase of Own Shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buy back or redemption have made a statutory solvency statement that, immediately following the date on which the buy back or redemption is proposed, the company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the company will be able to continue to carry on business and discharge its liabilities as they fall due for the twelve (12) months immediately following the date on which the buy back or redemption is proposed (or until the company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders.  The resolution authorizing the purchase must specify:

•	the maximum number of shares to be purchased;
•	the maximum and minimum prices which may be paid; and
•	a date, not being later than five (5) years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders.  The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

We may fund a redemption or purchase of our own shares from any source.  We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares.  Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them.  Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire ninety percent (90%) or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares.  In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder's shares or that the person purchase the holder's shares on terms different to those under which the person made such offer.

Other than as described above, we are not subject to any regulations under which a shareholder that acquires a certain level of share  ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder's prior purchase.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs.  Any compromise or arrangement approved by a majority in number representing seventy-five percent (75%) or more in value of the creditors or seventy-five percent (75%) or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court.  The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

No Pre-Emptive Rights

The Jersey Companies Law does not confer any pre-emptive rights to purchase our shares or warrants on our security holders.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is "unfairly prejudicial" to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application.  What amounts to unfair prejudice is not defined in the Jersey Companies Law.  There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Share Registrar (Transfer Agent)

The share registrar and transfer agent for our ordinary shares in the United States is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, NY 10004.  Continental Stock Transfer & Trust Company and its affiliates in Jersey, Channel Islands are collectively responsible for managing both our legal share register in Jersey, Channel Islands and our interaction, including moving our shares into and out of, the DTC system.  Our legal share register is kept at 28 Esplanade, St Helier, JE2 3QA, Jersey, Channel Islands.

Listing

Our ordinary shares are quoted on the Nasdaq Global Market under the trading symbol "QTNT."

- 8 -